Exhibit 99.1

For Immediate Release

October 4, 2005

DRAXIS Names New Chief Operating Officer

MISSISSAUGA, ONT., October 4, 2005 – DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) has named Mr. Dan Brazier to the newly created position of Chief Operating Officer (COO).  Mr. Brazier will immediately assume his new responsibilities for day-to-day operations across DRAXIS and will report to Dr. Martin Barkin, President and Chief Executive Officer.

“Dan brings to the COO position a wealth of experience and an impressive track record in his seven years at DRAXIS and in his previous assignments in the healthcare industry,” said Dr. Barkin.  “Our operations have grown sufficiently in scope that it is now important to have an executive dedicated to overseeing operating efficiency and profitability as well as customer service.  Dan has worked closely within the operations of our two specialized divisions and he will now play a direct role in the formation and execution of operating plans.”

Mr. Brazier joined DRAXIS in 1998 and since June 2003 served as Senior Vice President, Corporate Development and Strategic Planning.  Prior to June 2003, Mr. Brazier was President of the Canadian pharmaceutical sales and marketing division of DRAXIS, which was divested in July 2003.  Mr. Brazier has over 25 years of experience in a range of operating roles, including marketing and sales management.  Mr. Brazier holds an Honours Bachelor of Commerce, with majors in Marketing and Finance.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston,

Executive Director, Investor Relations

Tel:                            877-441-1984